Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

September 15, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First American Group Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed July 9, 2015 File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 31, 2015. Amendment No. 2 to the Company’s referenced Preliminary Information Statement onSchedule 14C was filed with the Commission via EDGAR on September 15, 2015.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Schedule 14C.

General

1. Please revise to characterize the subject transaction as a 1-for-4 reverse stock split throughout the document.

Company response: The Company has revised its disclosure on pages 2 and 7 in response to this comment.

Loop Holdings Financial Statements

Appendix B

2. Please update to include the interim period through May 31, 2015. Additionally, update your pro forma information as well.

Company response: The Company has updated the financial statements on Appendix  B to include the interim period through May 31, 2015. Additionally, the Company has updated its pro forma information.

1

Note 6 – Commitments and Contingencies, page F-20

Accounting Treatment of the Consideration

3. We note you entered into 12-month consulting agreements commencing December 1, 2014 and issued 890,000 shares valued at $712,000 which were fully-vested and fully earned. Explain to us why you immediately recognized as an expense the full value of the consideration paid and did not record it as a prepaid expense, to be recognized over the term of the consulting agreements. We refer you to the guidance in ASC 505-50-25-4 and 25-7.

Company response: The Company immediately recognized as an expense the full value of the consideration paid on the date of grant due to the fact that these shares are fully-vested, fully earned, and non-forfeitable.

Note 9 – Subsequent Events, page F-23

4. Please disclose within the last paragraph on page F-23 how you will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc., i.e. the unredeemed shares, and advise us.

Company response: The disclosure has been updated within the last paragraph on page F-23 as to how the Company will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc.

Appendix C

Pro Forma Combined Statement of Operations, page 3

5. Since the merger of First American Group and Loop Holdings is a capital transaction in substance, and not a business combination, it is unclear why you are presenting a pro forma income statement giving effect to it. Please remove the pro forma income statement from your filing or explain to us why it is appropriate to include this information.

Company response: The pro forma income statement has been removed from the Schedule 14C.

6. Please disclose in a footnote pro forma loss per share data, giving effect to the recapitalization transaction and the 1-for-4 reverse stock split.

Company response: A pro forma loss per share data footnote has been added to give effect to the recapitalization transaction and the 1-for-4 reverse stock split.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo